Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Enterprise Software Investment Inc.	British Virgin Islands
MSC Consulting (S) Pte. Ltd.	Singapore
Orangekloud Pte. Ltd.	Singapore
Orangekloud Reskilling Centre Pte. Ltd.	Singapore
Orangekloud, Inc.	USA
MSCI Consulting Sdn. Bhd.	Malaysia